U.S. SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File No.: 001-04192

(Translation of Registrant's name into English)

c/o Room 2302, 23/F, Oriental Center, 31 Wujiang Road, Shanghai, China 200041

(Address of office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒ Form 20-F	☐ Form 40-F

CONTENTS

On December 27, 2025, Scully Royalty Ltd. (the “Company”) held its annual general meeting of the shareholders of the Company (the “Annual Meeting”). At the Annual Meeting, there was a quorum present in person or proxy of members of the Company holding at least 20% of the common shares of the Company and the shareholders of the Company elected each of Jerrod Freund, Mark Holliday, Alan Howe, Nimesh Patel, and Skyler Wichers to the board of directors of the Company (the “Board”). The prior members of the Company’s Board failed to receive a majority of the votes cast at the Annual Meeting and therefore were not re-elected. The newly elected directors are pursuing a transition plan for the Company.

On December 28, 2025, the newly elected Board held a meeting at which Skyler Wichers was appointed Chairman of the Board and Board established new committee compositions. As of December 28, the Audit Committee is composed of Jerrod Freund, Mark Holliday and Alan Howe, with Alan Howe appointed as the chairman of the committee; the Compensation Committee is composed of Jerrod Freund, Nimesh Patel and Skyler Wichers, with Nimesh Patel appointed as the chairman of the committee; and the Nominating and Governance Committee is composed of Mark Holliday, Alan Howe and Skyler Wichers, with Mark Holliday appointed as the chairman of the committee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCULLY ROYALTY LTD.

By:	/s/ Skyler Wichers
Skyler Wichers
Chairman of the Board

Date:	January 15, 2026